HARLEY-DAVIDSON, INC. 3700 West Juneau Avenue Milwaukee, WI 53208 (414) 342-4680 November 13, 2023 Via EDGAR Transmission Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549 Re: Harley-Davidson, Inc. - Request for Withdrawal of Registration Statement on Form S-3 (File No. 333-275462) Ladies and Gentlemen: Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Harley-Davidson, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s registration statement on Form S-3 (File No. 333-275462), together with the exhibits and amendments thereto, which was filed on November 9, 2023 (the “Registration Statement”), as of the date hereof or at the earliest practicable date hereafter. The Company is requesting this withdrawal because the Registration Statement was inadvertently filed as an “S-3” instead of the intended “S-3 ASR.” Shortly after filing this request, the Registrant intends to file an S-3 ASR. The Registration Statement has not been declared effective by the Commission, and no securities have been issued or sold under the Registration Statement. Therefore, we believe the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by Rule 477(a). If you have questions regarding this request, please contact the Company’s legal counsel, Patrick G. Quick, of Foley & Lardner LLP, at (414) 297-5678. Very truly yours, Harley-Davidson, Inc. /s/ Paul J. Krause Vice President, Chief Legal Officer and Chief Compliance Officer cc: Patrick G. Quick, Foley & Lardner LLP